                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                                  Barnett Inc.
                                  -------------
                                (Name of Issuer)

                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                    068062108
                                   ----------
                                 (CUSIP Number)


Mr. Armond Waxman                           With a copy to:
Waxman Industries, Inc.                     Scott M. Zimmerman, Esq.
24460 Aurora Road                           Swidler Berlin Shereff Friedman, LLP
Bedford Heights, Ohio 44146                 405 Lexington Avenue
(216) 439-1830                              New York, New York 10174
                                            (212) 973-0111
----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 29, 2000
                               ------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  068062108                            Page    2    of     10    Pages
                                                      -----      --------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Waxman USA Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY   ------------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING                         0
       PERSON      ------------------------------------------------------------
         WITH          9       SOLE DISPOSITIVE POWER
                                        0
                   ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  068062108                            Page    3    of     10    Pages
                                                      -----      --------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                             Waxman Industries, Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     | |
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY   ------------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING                         0
       PERSON      ------------------------------------------------------------
         WITH          9       SOLE DISPOSITIVE POWER
                                        0
                   ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    HC
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  068062108                            Page    4    of     10    Pages
                                                      -----      --------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                                  Armond Waxman
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY   ------------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING                         0
       PERSON      ------------------------------------------------------------
         WITH          9       SOLE DISPOSITIVE POWER
                                        0
                   ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No.  068062108                            Page    5    of     10    Pages
                                                      -----      --------
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                                  Melvin Waxman
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
    BENEFICIALLY   ------------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING                         0
       PERSON      ------------------------------------------------------------
         WITH          9       SOLE DISPOSITIVE POWER
                                        0
                   ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of April 3, 1996 (the "Schedule 13D"), filed by Waxman Industries, Inc., Waxman USA Inc., Armond Waxman and Melvin Waxman (the "Reporting Persons"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

                  This Schedule 13D relates to the common stock, par value $.01 (the "Common Stock"), of Barnett Inc., a Delaware corporation (the "Company), whose principal executive offices are located at 3333 Lenox Avenue, Jacksonville, Florida 32254.

ITEM 2  IDENTITY AND BACKGROUND.

                  Sections (a), (b), (c) and (f) of Item 2 are amended and restated in their entirety to read as follows:

                  (a), (b), (c) and (f). This statement is being filed by Waxman USA Inc. ("Waxman USA"), Waxman Industries, Inc. ("Waxman Industries"), the direct parent of Waxman USA, Armond Waxman, President, Co-Chief Executive Officer, Treasurer and a director of Waxman Industries and President, Co-Chief Executive Officer and Co-Chairman of the Board of Waxman USA, and Melvin Waxman, Co-Chairman of the Board and Co-Chief Executive Officer of Waxman Industries and Waxman USA. Waxman USA, Waxman Industries, Armond Waxman and Melvin Waxman are sometimes referred to collectively herein as the "Reporting Persons."

                  Set forth below is certain information concerning the Reporting Persons:


Name                                    Business Address                        Place or Organization
----                                    ----------------                        ---------------------
Waxman USA Inc.                         24460 Aurora Road                       Delaware
                                        Bedford Heights, OH 44146
Waxman Industries, Inc.                 24460 Aurora Road                       Delaware
                                        Bedford Heights, OH 44146


                  Waxman USA is a corporation organized in Delaware and is a direct wholly-owned subsidiary of Waxman Industries. Waxman USA is a supplier of plumbing, hardware and electrical products and conducts its business through its subsidiaries.

                  Waxman Industries is a corporation organized in Delaware.

         Armond Waxman's principal occupation is President, Co-Chief Executive Officer, Treasurer and a director of Waxman Industries and President, Co-Chief Executive Officer and Co- Chairman of the Board of Waxman USA, and his business address 24460 Aurora Road, Bedford Heights, Ohio 44146. Mr. Waxman is a citizen of the United States.

         Melvin Waxman's principal occupation is Co-Chairman of the Board and Co-Chief Executive Officer of Waxman USA and Waxman Industries, and his business address is 24460 Aurora Road, Bedford Heights, Ohio 44146. Mr. Waxman is a citizen of the United States.

         See Item 5 for information regarding ownership of Common Stock.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         Item 3 is deleted in its entirety.


ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended and restated in its entirety to read as follows:

         On September 29, 2000, Waxman USA completed the disposition of all the remaining shares of Common Stock previously owned it (the "Barnett Shares"). The Barnett Shares constituted approximately 44.3% of the outstanding Common Stock. The sale of the Barnett Shares was part of the purchase of all of the outstanding shares of Common Stock by Wilmar Industries, Inc. ("Wilmar") for $13.15 per share (the "Merger Consideration"), pursuant to that certain Agreement and Plan of Merger, dated as of July 10, 2000 (the "Merger Agreement"), by and among Barnett, Wilmar and BW Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Wilmar ("Merger Sub" and together with Wilmar, the "Purchaser"), pursuant to a merger of Merger Sub with and into the Company (the "Merger"). On September 29, 2000 and a Certificate of Merger relating to the Merger was filed with the Secretary of State of the State of Delaware. On September 1, 2000, the Company had repurchased from Waxman USA 160,723 shares of Common Stock for a total consideration of $2,000,000 pursuant to that certain agreement, dated as of July 7, 2000 (the "Barnett Agreement"), by and between Waxman USA and the Company. On October 11, 2000, the Purchaser made a payment to Waxman USA in the amount of $113,507.45, equal to the difference between (a) the Merger Consideration times 160,723 shares and (b) $2,000,000, pursuant to that certain stockholder agreement, dated as of July 10, 2000 (the "Stockholder Agreement"), by and among Waxman Industries, Waxman USA, Wilmar and Merger Sub. On the Merger Closing Date, Messrs. Armond Waxman and Melvin Waxman sold 24,700 and 24,000 shares of Common Stock, respectively, personally owned by them immediately prior to the Merger Closing Date, pursuant to the Merger.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.


         Item 5 is amended and restated in its entirety to read as follows:

         (a) and (b) After giving effect to the Merger described in Item 4 above, none of the Reporting Persons beneficially owns any shares of Common Stock.

         (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Item 4 hereof.

         (d) Not applicable.

         (e) Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock on September 29, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         Item 6 is deleted in its entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7(a) Agreement and Plan of Merger, dated as of July 10, 2000, by and among Wilmar Industries, Inc. ("Wilmar"), BW Acquisition, Inc. ("BW") and the Company. (Exhibit 10.1 to Waxman Industries' Form 8-K filed July 17, 2000, File No. 0-5888, incorporated herein by reference).*

Exhibit 7(b) Stockholder Agreement, dated July 10, 2000, by and among Waxman Industries, Waxman USA, Wilmar and BW. (Exhibit 10.2 to Waxman Industries' Form 8-K filed July 17, 2000, File No. 0-5888, incorporated herein by reference).*

Exhibit 7(c) Agreement, dated July 10, 2000, by and among Waxman USA and the Company. (Exhibit 10.4 to Waxman Industries' Form 8-K filed July 17, 2000, File No. 0-5888, incorporated herein by reference).*

Exhibit 7(d) Joint Filing Agreement of the Reporting Persons, dated May 30, 1997 (Exhibit 8 to the Schedule 13D filed by the Reporting Persons with the Commission on June 2, 1997, incorporated herein by reference).*








---------------------
*   Incorporated herein by reference as indicated.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 12, 2000


                                            WAXMAN USA INC.



                                            By: /s/ Mark Wester
                                               --------------------------------
                                            Name: Mark Wester
                                            Title:  Vice President-Finance


                                            WAXMAN INDUSTRIES, INC.


                                            By: /s/ Mark Wester
                                               --------------------------------
                                            Name: Mark Wester
                                            Title:   Vice President-Finance and
                                              Chief Financial Officer


                                            /s/ Armond Waxman
                                            -----------------------------------
\                                           ARMOND WAXMAN



                                            /S/ Melvin Waxman
                                            -----------------------------------
                                            MELVIN WAXMAN

                                  EXHIBIT INDEX



EXHIBIT NO.       DOCUMENT

Exhibit 7(a) Agreement and Plan of Merger, dated as of July 10, 2000, by and among Wilmar Industries, Inc. ("Wilmar"), BW Acquisition, Inc. ("BW") and the Company. (Exhibit 10.1 to Waxman Industries' Form 8-K filed July 17, 2000, File No. 0-5888, incorporated herein by reference).*

Exhibit 7(b) Stockholder Agreement, dated July 10, 2000, by and among Waxman Industries, Waxman USA, Wilmar and BW. (Exhibit 10.2 to Waxman Industries' Form 8-K filed July 17, 2000, File No. 0-5888, incorporated herein by reference).*

Exhibit 7(c) Agreement, dated July 10, 2000, by and among Waxman USA and the Company. (Exhibit 10.4 to Waxman Industries' Form 8-K filed July 17, 2000, File No. 0-5888, incorporated herein by reference).*

Exhibit 7(d) Joint Filing Agreement of the Reporting Persons, dated May 30, 1997 (Exhibit 8 to the Schedule 13D filed by the Reporting Persons with the Commission on June 2, 1997, incorporated herein by reference).*







----------------------
*  Incorporated herein by reference as indicated.